Exhibit (a)(13)


         Columbus, Ohio (January 28, 1996) -- The Limited, Inc. (NYSE/LSE:
LTD) announced today that it will effect the previously announced special cash distribution to shareholders through a fixed-price issuer tender offer which is expected to commence to Thursday, February 1, 1996, and end on Wednesday, March 6, 1996. Pursuant to the tender offer, which has been approved by the Company's Board of Directors, the Company will offer to purchase up to 85 million shares of common stock at a price of $19 per share.

         Allan R. Tessler, speaking for the Board as Chairman of the Finance Committee, said, "The Board's decision to repurchase shares demonstrates our confidence in the Company and its future. This cash distribution is part of a wider reconfiguration plan announced last May which is designed to enable the Company's businesses to best compete in the current retailing environment and beyond, while providing shareholders with a special cash distribution."

         In addition, The Limited, Inc. has entered into a contingent stock redemption agreement with Leslie H. Wexner, Chairman and Chief Executive Officer, approved by the Board, under which it has been agreed that he will not participate in the tender offer; rather, he will have the opportunity for three years beginning in 1998 to cause the Company to redeem 18.750 million shares at a price of $18.75 per share. The Company will have the opportunity to redeem 18.750 million shares from him, from July 2001 until January, 2002, at a price of $25.07 per share. The 18.750 million shares which are subject to this agreement represent something less than the number of shares Mr. Wexner could have sold had he fully participated in the tender.

         Mr. Tessler continue, "Given Mr. Wexner's unique position as founder, Chairman and creative force of the Company, it was important to the Board that Mr. Wexner not be disadvantaged in comparison to other shareholders which might have resulted by virtue of his holdings in the Company."

         Leslie H. Wexner, Chairman and Chief Executive Officer, stated, "Because of today's tender offer announcement, I believe it is important to share a preliminary view of 1995 earnings with investors as our audited financial results for the year will not be released until late February. Our current estimate is that for 1995 (excluding gains attributable to the Company's reconfiguration activities) earnings will be in the range of $305 million to $320 million, or between $.85 to $.90 per share, based upon shares outstanding prior to completion of the tender. Intimate Brands, Inc., our 83% owned subsidiary, is expected to report earnings for the year on a pro forma basis of $213 million, or $.85 per share.

         "Looking forward to 1996," Mr. Wexner continued, "we are approaching our apparel businesses cautiously and conservatively, but we are prepared to be aggressive where we clearly see the opportunity. Because of the difficulty in analyzing trends in light of the abnormally sever January weather in the Midwest and the Northeast, and a holiday season which was clearly off-trend, we will not make a prediction or projection for 1996. However, we are prepared to say that Intimate Brands should continue to meet our expectations and that total Limited, Inc. earnings on an operating basis should be no less than 1995, with the potential to show significant improvement."

         Mr. Wexner added, "Our financial position is excellent and 1996 cash flow will be even stronger than 1995."

         The preceding two paragraphs contain forward looking statements that involve risks and uncertainties, including overall economic conditions, the impact of competition, pricing, consumer buying trends, weather patterns, and other factors. The Company releases sales figures on a monthly basis. For more complete information concerning factors which could affect the Company's financial results, reference is made to the Company's SEC reports.

         The Limited, Inc., through Express, Lerner New York, Lane Bryant, Limited Stores, Henri Bendel, Structure, Abercrombie & Fitch, Limited Too, and Galyan's, presently operates 4,033 specialty stores. The Company also owns approximately 83% of Intimate Brands, Inc. which, through Victoria's Secret Stores, Bath & body Works, Cacique, and Penhaligon's, presently operates 1,291 specialty stores and distributes apparel internationally through the Victoria's Secret Catalogue.

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For further information, please contact:  Alfred S. Dietzel
                                                The Limited, Inc.
                                                614/479-7070